UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

Amendment No. 5

KMG Chemicals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482564101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 482564101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Valves Incorporated of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 744,557
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 744,557
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer.

KMG Chemicals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9552 W. Sam Houston Pkwy S., Suite 600

Houston, Texas 77099

Item 2(a).	Name of Person Filing.

Valves Incorporated of Texas

Item 2(b).	Address of Principal Business Office.

10600 Fallstone Road

Houston, Texas 77099

Item 2(c).	Citizenship.

Texas

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share. Valves Incorporated acquired 672,086 shares in 1996, 1998 and 2001. Fred Leonard acquired 4,000 shares prior to 2007. In 2007 he acquired 16,455 shares, 1,100 shares on the exercise of an option and the balance were acquired as a payment for service as a director. He also sold 4,000 shares in 2007. He acquired 23,293 shares in 2008, 5,000 shares in 2009, 3,495 shares in 2010 and 2,964 in 2011. The shares acquired in 2008-2011 were acquired as a payment for service as a director. In 2012, 3,312 shares were acquired as a payment for service as a director, 20,000 shares on the exercise of an option and 2,048 shares were disposed for payment of an option.

Item 2(e).	CUSIP number.

482564101

Item 3.	If this Statement is Filed Pursuant §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 744,557 shares of Common Stock.

(b) Percent of class: 6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 744,557

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 744,557

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013

Valves Incorporated of Texas

By:	/s/ Fred C. Leonard
Name: Fred C. Leonard
Title: President

Exhibit A

The securities being reported by Valves Incorporated of Texas (“Valves”), are beneficially owned by the following person (1).

Control Person	Number of Shares Beneficially Owned
Fred C. Leonard	744,557
Principal Business Address: 10600 Fallstone Road Houston, Texas 77099

(1).	Mr. Leonard is the Chairman, President and majority owner of the outstanding stock of Valves Incorporated of Texas, and as such he exercises the power to direct the vote and direct the disposition of the shares of KMG Chemicals, Inc. held by Valves Incorporated of Texas as record owner.

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith and any amendments thereto, relating to the common stock, par value, of Valves Incorporated of Texas, is, or will be, filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1 (k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement.

Dates: February 8, 2013

Valves Incorporated of Texas

By:	/s/ Fred C. Leonard
Name: Fred C. Leonard
Title: President

Fred C. Leonard

/s/ Fred C. Leonard
Name: Fred C. Leonard